March 31, 2023

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

Re:       RiverSource Life Insurance Company (the “Company”)

     Securities and Exchange Commission Staff Question Regarding 10-K Consents

Dear Mr. Cowan:

This letter serves as the Company’s response to the question posed by the Staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration Statement No. 333-265678).

The Company’s response to the Staff’s question is set forth below. For ease of reference, the Staff’s question is provided in italics.

We noticed that no auditor’s consent was included for the 10-Ks being forward incorporated, which is necessary for a 10(a)(3) update for an S-3 eligible issuer. Please explain the reason for the omission. We may need to discuss the implications further.

The Company takes seriously the inadvertent failure to file auditor consents with certain annual reports and acknowledges that the Securities Act of 1933 (the “Act”) requires that the Company file an auditor’s consent with each Form 10-K when a Company has an effective registration statement that forward incorporates an audit report and related financial statements. Compliance with the rules and regulations of the Commission is of the utmost importance, and the Company promptly filed a Form 10-K/A on March 10, 2023 to include a consent that covers each of the Company’s active registration statements after receiving the Staff’s comment.

Registration Statements Remained Current/Section 10(a)(3) Satisfied

As set forth in detail below, the Company does not believe that its inadvertent failure to timely file auditor’s consents with its annual reports on Form 10-K rendered the registration statements or the prospectuses contained therein non-current or ineffective. The Company has timely filed with the Commission each of its annual reports on Form 10-K, complying with the requirements in Section 10(a)(3) of the Act to keep its outstanding registration statements “current” through the normal operation of forward incorporation by reference. In timely filing its annual reports on Form 10-K and effectively forward incorporating such disclosure into its S-3 registration statements and related post-effective amendments thereto, the Company has consistently updated its disclosure in accordance with the requirements of Section 10(a)(3).

The Company is not aware of any authority that suggests that the inadvertent omission of an auditor’s consent calls into question the effectiveness of a Section 10(a)(3) update or that an effective Section 10(a)(3) update depends on the filing of an auditor’s consent. The Company believes that the language in Rule 439 under the Act implicitly recognizes that the consent requirement operates separately from the incorporation by reference function which effectuates the Section 10(a)(3) update. Rule 439 states (in relevant part and with emphasis added):

If the Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.

If the operation of incorporation by reference was dependent upon compliance with the consent filing requirements, the phrase of Rule 439 emphasized above would need to state, in substance, “in order for the material to be incorporated therein by reference.” The actual phrasing of Rule 439—“even though the material is incorporated by reference”—makes clear that incorporation functions separately from the consent filing requirements.

In this regard, the Company also notes that in adopting important securities offering reform rules in 2005, the Commission stated that “[u]nder Form S-3 and Form F-3, the Section 10(a)(3) update need not be made through a post-effective amendment. Rather, under these Forms, the Section 10(a)(3) update generally occurs when the issuer files its annual report on Form 10-K or Form 20-F containing the issuer’s audited financial statements for its most recently completed fiscal year by the due date of such annual report.” (See Securities Offering Reform, SEC Rel. No. 33-8591 (Dec. 1, 2005) at Footnote 61). In making this statement, the Commission notably did not make reference to the auditor’s consent or tie the Section 10(a)(3) update to the filing of such consent.

Purpose of Consent Satisfied

As noted above, the Company does not believe its inadvertent failure to file an auditor consent affects the validity of its Section 10(a)(3) update. Based on its specific facts and circumstances, the Company also believes that the primary purpose of obtaining an auditor’s consent, as outlined more fully below, has been satisfied.

As illustrated in the legislative history, the primary purpose of requiring registrants to obtain an auditor’s consent in connection with the inclusion of an auditor’s report in a registration statement is to assure that the auditor is aware of the use of its audit report in connection with a registered securities offering (see H.R. Conf. Rep. No. 73-152, at 26 (1933)), stating that the purpose of the consent requirement is “to protect an unauthorized use of the expert’s name.” The Company also notes that Section 4810.1 of the Division of Corporation Finance Financial Reporting Manual states that “[t]he primary purpose of obtaining a consent or acknowledgement letter is to assure that the auditor is aware of the use of its report and the context in which it is used.”

The Company respectfully advises the Staff that there is no reason to believe its auditor was unaware of the Company’s use of the audit report or the context of such use. The Company is a registered stock life insurance company and its principal business is tied to the sale of securities products registered with the SEC. The Company’s auditor and its personnel are familiar with the Company’s business and the Company has generally maintained multiple effective registration statements with an often yearly series of Form S-3 post-effective amendment filings and routine inclusion of auditor consents. In addition, the Company’s auditor routinely provides consents annually and throughout the year to the use of the same audit report in connection with the Company’s voluminous N-Form variable product filings. The Company has always obtained and filed an auditor consent with each initial registration statement and post-effective amendment thereto before effectiveness, and the Company is unaware, after consulting with its auditor, of any reason that would have prevented the auditor from providing its consent at the time of the original filing of the Company’s annual reports on Form 10-K given that the auditor had already completed its required ordinary course procedures in connection with such filings. The auditor’s expeditious response to the Company’s request for an auditor consent in connection with the Form 10-K/A filing (including completing its ordinary course procedures) reinforces this point.

Procedures Enhanced

The Company’s filing of the above-referenced Form 10-K/A has resulted in auditor’s consents for all active registration statements. The Company has also enhanced its procedures to ensure that auditor’s consents are filed with each Form 10-K whenever the Company has active registration statements. In particular, the Company has embedded in its 10-K preparation process for exhibits a specific statement that an auditor’s consent must always be obtained when the Company has active registration statements and a reconciliation (including a review of such reconciliation) of active registration statements to those listed in the most recent auditor’s consent. In addition, the Company will implement a supplemental review and approval of the 10-K Exhibit section by individuals responsible for filing Form S-3 registration statements to ensure all active registration statements are reflected. These enhancements include the identification of specific personnel at the Company and its affiliates responsible for this review and reconciliation (as well as specifically noting outreach to specific personnel at the auditor).

The Company believes that all registration statements properly incorporated by reference the information contained in timely-filed Form 10-Ks meeting the requirements of Section 10(a)(3). The Company further believes that the inadvertent failure to file an auditor’s consent did not render its registration statements ineffective and remains confident that the auditor understood how its audit reports were being utilized.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (612) 678-5337.

Very truly yours,

Nicole Wood
Assistant General Counsel and Assistant Secretary

CC:        Gumer Alvero, Chairman and President of RiverSource Life Insurance Company

    Brian Hartert, Chief Financial Officer of RiverSource Life Insurance Company

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